UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Datrek Miller International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

238164 10 7

(CUSIP Number)

Ryan Holdings, Inc.

835 Bill Jones Industrial Drive

Springfield, TN 37172

Attention: Deborah Ryan

Telephone No.: (615) 384-1286

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note:  Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 238164 10 7	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Ryan Holdings, Inc. S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,200,000 shares of Common Stock 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,200,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 238164 10 7	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Deborah Ryan S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,200,000 shares of Common Stock 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,200,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3% of Common Stock
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 238164 10 7	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Dennis Ryan S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,200,000 shares of Common Stock 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,200,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3% of Common Stock
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Ryan Holdings, Inc., a Tennessee corporation (“RHI”) and Dennis and Deborah Ryan (“Ryans”) (RHI and Ryans are sometimes collectively referred to herein as the “Reporting Persons”), hereby make this single joint filing statement on Schedule 13D to report the beneficial ownership of shares of common stock (“Common Stock”) of Datrek Miller International, Inc., a Florida corporation (the “Issuer”). As described in this Schedule 13D, the Ryans are joining RHI in filing this Schedule 13D because, as the sole shareholders of RHI, the Ryans may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by RHI. The filing of this Schedule 13D shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

Item 1 Security and Issuer

This statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 835 Bill Jones Industrial Drive, Springfield, Tennessee 37172.

Item 2 Identity and Background

(a) - (c) This statement is being filed jointly by Ryan Holdings, Inc., a Tennessee corporation, and Dennis and Deborah Ryan, each a citizen of the United States. The business address of the Reporting Persons is 835 Bill Jones Industrial Drive, Springfield, Tennessee 37172. The Ryans are the sole shareholders, officers and directors of RHI. RHI’s principal business is its investment in the Issuer.

(d)-(e) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) effective as of October 18, 2004, by and between the Issuer and Golf Acquisition, Inc., a Florida corporation (“GOLF”), RHI acquired 2,200,000 shares of Common Stock of the Issuer. RHI acquired such shares in exchange for all of its shares of common stock of GOLF. The Merger Agreement is attached as Exhibit 10.1 to this Schedule 13D. On November 12, 2005, the Issuer (formerly known as Greenhold Group, Inc.) effectuated a 1-for-35 reverse stock split and changed its name to Datrek Miller International, Inc.

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Item 4. Purpose of Transaction

The Reporting Persons purpose in acquiring the shares of Common Stock reported in Item 5(a) hereof is for investment purposes. Except as set forth herein and in the attached exhibits, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of October 18, 2004, the Reporting Persons beneficially own 2,200,000 shares of Common Stock. The Reporting Persons are deemed to beneficially own 24.3% of the Issuer’s issued and outstanding Common Stock. RHI directly beneficially owns all the shares of Common Stock to which this Schedule 13D relates. The Ryans, as the sole shareholders of RHI, could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by RHI.

(b) RHI, together with the Ryans, has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by it in Item 5(a) hereof.

(c) The Reporting Persons only transaction in shares of Common Stock during the past 60 days was the consummation of the Merger Agreement.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 3 of this Schedule 13D and in the attached exhibits, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer to which RHI or the Ryans are a party or is subject.

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Item 7. Materials to be filed as Exhibits

10.1	Agreement and Plan of Merger effective as of October 18, 2004, by and among the Issuer, the principal stockholder of the Issuer and GOLF.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RYAN HOLDINGS, INC.

Date: November 22, 2004	/s/ Deborah Ryan
Name: Deborah Ryan
Title: President

Date: November 22, 2004	/s/ Dennis Ryan
Dennis Ryan

Date: November 22, 2004	/s/ Deborah Ryan
Deborah Ryan

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EXHIBIT INDEX

Exhibit No.	Description

10.1	Agreement and Plan of Merger effective as of October 18, 2004, by and among the Issuer, the principal stockholder of the Issuer and GOLF.